Exhibit 99.2

TOP FINANCIAL GROUP LIMITED
101 Cecil Street
#13-05 Tong Eng Building
Singapore 069533

PROXY CARD

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
on May 27, 2026 at 11:00 a.m., Hong Kong Time
(May 26, 2026, at 11:00 p.m., Eastern Time)

at 118 Connaught Road West, Room 1101, Hong Kong.

The undersigned hereby appoints Junli Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of TOP Financial Group Limited which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in all Items.

Item 1	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$1,000,000.00 divided into 1,000,000,000 shares comprising of (i) 900,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 100,000,000 class B ordinary shares of a par value of US$0.001, to US$20,000,000.00 divided into 20,000,000,000 ordinary shares of a par value of US$0.001 each comprising (i) 18,000,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and (ii) 2,000,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), by the creation of additional 17,100,000,000 Class A Ordinary Shares and 1,900,000,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”) and to authorize any director of the Company or the registered office provider of the Company to do all other acts and things as the board of directors of the Company (the “Board”) considers necessary or desirable in connection with the Share Capital Increase, including without limitation, notifying and attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

☐ For   ☐ Against   ☐ Abstain

Item 2	By a special resolution, subject to the approval by the shareholders of Proposal One, and entirely conditional upon the effectiveness of the Share Capital Increase, to approve the amendment and restatement of the second amended and restated memorandum and articles of association of the Company currently in effect (the “Current M&A”) and the adoption of the third amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A, in substitution for, and to the exclusion of the Current M&A in their entirety, to reflect the Share Capital Increase, with immediate effect (the “Adoption of the Third Amended and Restated M&A”) and to authorize any director of the Company or the registered office provider of the Company to do all other acts and things as the Board considers necessary or desirable in connection with the Adoption of the Third Amended and Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

☐ For   ☐ Against   ☐ Abstain

Item 3	By an ordinary resolution, subsequent to the completion of the Share Capital Increase and the Adoption of the Third Amended and Restated M&A, (a) to approve a share consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, at a uniform ratio of not less than 1-for-2 and not more than 1-for-20 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion at any time after approval by the shareholders of Proposal Three and prior to the one-year anniversary of the Meeting (the “Share Consolidation”), and to authorize the Board to implement such Share Consolidation at its sole discretion at any time prior to the one-year anniversary of the Meeting; (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined and recommended by the Board in its sole discretion, to authorize the directors of the Company to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing, capitalizing all or any part of any amount for the time being standing to the credit of any reserve accounts of the Company (including its share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and applying such sum in paying up in full unissued Class A Ordinary Shares and Class B Ordinary Shares to be allotted and issued to shareholders of the Company to round up any fractions of Class A Ordinary Shares and Class B Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, provided that immediately following the date on which proposed capitalization (including but not limited to payment from share premium account) to round up any fractional shares, the Company shall be able to pay its debts as they fall due in the ordinary course of business; and (c) to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing Proposal Three, including but not limited to determining the final Share Consolidation ratio and the effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make all necessary filing(s) with the Registrar of Companies in the Cayman Islands to reflect the Share Consolidation.

☐ For   ☐ Against   ☐ Abstain

Item 4	By a special resolution, subject to and conditional upon Proposal Three being passed, to adopt an amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for, and to the exclusion of, the then effective memorandum and articles of association of the Company, to implement and reflect the Share Consolidation, becoming effective on the effective date of the Share Consolidation as the Board may determine in its sole discretion so long as it is implemented prior to the one-year anniversary of the Meeting, and to authorize the Board or the registered office provider of the Company to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

☐ For   ☐ Against   ☐ Abstain

Item 5	By an ordinary resolution and subject to the then effective memorandum and articles of association of the Company, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One to Four.

☐ For   ☐ Against   ☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2026

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation
2901 N. Dallas Parkway, Suite 380
Plano, Texas 75093
Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/TOP/2026 at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at http://onlineproxyvote.com/TOP/2026